

January 28, 2011

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
1840 Century Park East
Los Angeles, CA 90067

> **Re:** **Huntington Ingalls Industries, Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed January 18, 2011**
> **File No. 001-34910**

Dear Mr. Petters:

We have received your response to our prior comment letter to you dated January 5, 2011 and have the following additional comments.

Exhibit 99.1

Summary, page 1

1. We note that on page 3 you state that Huntington Ingalls Industries, Inc. was incorporated in August 2010. Therefore, we suggest amending the second paragraph of the Summary to clarify that "we" includes the predecessors of HII or revising in some other way so that the defined terms make sense.

Questions and Answers About the Spin-Off, page 4

What is the Contribution?, page 6

2. We note your response to our prior comment two. We continue to believe that a brief explanation of the reason for the Contribution is relevant to investors; although we concur that a detailed discussion of the specific rationale and analysis by Northrop Grumman regarding the need for and size of the Contribution is not necessary. Please revise to provide a brief overview of the reason for the Contribution. Your explanation provided in the first sentence in your response to our comment, for example, would suffice.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

3. We note from your response to our prior comment 6 that if you determine to enter into
    any new compensation contracts with management, you will inform us of the nature and
    terms of such contracts and revise the pro forma financial statements to include
    applicable pro forma adjustments and disclosures. When you make that determination,
    please tell us the nature and terms of any new compensation contracts with management
    as a result of the spin-off. If there are new compensation contracts that are directly a
    result of the separation from Northrop Grumman, please revise your pro forma financial
    statements to include disclosure of the contractual terms of the contracts and the
    applicable pro forma adjustments.

Certain Relationships and Related Party Transactions, page 132

4. We note your disclosure that the Separation and Distribution Agreement will provide for
    the sharing of certain gains and liabilities. Please tell us if the portion of these amounts
    that will be allocated to the Company has been included in the historical financial
    statements. If not, please make the appropriate adjustments to the pro forma financial
    statements to include any additional amounts of gains and liabilities that will be allocated
    to the Company in connection with the spin-off transaction. Also, in light of the fact that
    it appears that certain of these shared gains and liabilities have not yet been allocated
    between the Company and Northrop Grumman, please tell us how you plan to account
    for these amounts in the historical or pro forma financial statements.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010

Balance Sheet, page F-24

5. We note from your response to our prior comment 11 that you will revise the balance
    sheet in the audited interim financial statements for the year ended December 31, 2010 to
    include a pro forma balance sheet alongside the historical balance sheet as of December
    31, 2010 that reflects the accrual of the planned distribution when that information and
    the audited financial statements become available. Please revise future amendments
    accordingly.

Note 17. Stock Compensation Plans, page F-47

6. We note from the Company's response to our prior comment number 12 that you expect
    to provide the disclosures with regard to stock-based compensation arrangements in your
    next update to the audited financial statements which will include the audited financial
    statements for the year ended December 31, 2010. As previously requested, please
    revise Note 17 to include the following disclosures with respect to the Company's stock-
    based compensation arrangements:

• The number and weighted average exercise prices for each of the following groups of share options: (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.

• The number and weighted-average grant date fair value of stock awards, for each of the .following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.

• The amount of compensation expense recorded for these stock-based awards for each period in which a statement of operations is provided.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Barbara Becker
        Fax: (212) 351-6202